Curaleaf Reports Second Quarter 2023 Results
Second quarter 2023 revenue of $339 million, representing an increase of 4% year-over-year, and adjusted EBITDA(1) of $70 million
Second quarter 2023 operating cash flow from continuing operations of $16 million and free cash flow from continuing operations(1) of $8 million

NEW YORK, August 9, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the second quarter ended June 30, 2023. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Executive Chairman of Curaleaf, stated, “Our second quarter revenue grew 4% year over year to $339 million, adjusted gross margin was 44% and adjusted EBITDA was 21%. We ended the second quarter with $85 million in cash on the balance sheet and generated $37 million in year-to-date cash flow from continuing operations. As the U.S. industry regains its supply-demand equilibrium and we eagerly anticipate the game changing catalysts on the horizon, we continue to control costs and remain focused on long-term growth opportunities, particularly in Europe and our advantage in Germany specifically. We remain committed to the long game and will continue to position the Company globally for years of robust growth and margin improvement in ‘24, ‘25, ‘26 and beyond.”

Matt Darin, Chief Executive Officer of Curaleaf, commented, “In Q2 we continued to prioritize the highest return growth opportunities balanced by a relentless focus on driving efficiencies across the business. We made solid progress towards these objectives by shrinking our expense base by 7%, increasing our retail vertical mix to 65% and reducing our inventory by $17 million from the first quarter. As we further optimize our best-in-class CPG portfolio with a continuously innovative and growing brand and product assortment, our focus remains on profitable, responsible growth in every aspect of our business, both in the U.S. and Europe. The fact is that no company is better positioned than Curaleaf to capitalize on the global cannabis market opportunities when the sector eventually and fully unlocks.”
Second Quarter 2023 Financial Highlights
•Net Revenue of $338.6 million, a year-over-year increase of 4% compared to Q2 2022 revenue of $327.0 million, which excludes discontinued operations. Sequentially, net revenue grew 1%
•Gross profit of $146.5 million and gross margin of 43%
•Adjusted gross profit(1) of $149.9 million, resulting in adjusted gross margin of 44%, which includes an 80 basis point impact from an additional expense reclassification into cost of goods sold
•Net loss attributable to Curaleaf Holdings, Inc., including discontinued operations, of $71.2 million or net loss per share $0.10
•Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.(1) of $68.9 million or adjusted net loss per share(1) of $0.09
•Adjusted EBITDA of $70.0 million or 21% of revenue
•Cash position at quarter end totaled $85.0 million
•Free cash flow from continuing operations(1) of $8 million
1Adjusted EBITDA, adjusted gross profit, free cash flow from continuing operations and adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. are non-GAAP financial measures, and adjusted EBITDA margin, adjusted gross margin, and adjusted net loss per share are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Six Months Ended June 30, 2023 Financial Highlights
•Net revenue of $675.1 million, a 8% increase year-over-year
•Gross profit of $307.3 million and gross margin of 46%
•Adjusted gross profit(1) of $312.1 million, a 9% decrease year-over-year
•Adjusted gross margin(1) of 46%
•Operating cash flow of $27.6 million
•Net loss attributable to Curaleaf Holdings, Inc. of $125.6 million or net loss per share of $0.17
•Adjusted net loss(1) attributable to Curaleaf Holdings, Inc. of $115 million or net loss per share(1) of $0.15
•Adjusted EBITDA(1) of $143.2 million or 21% of revenue
Second Quarter 2023 Financial Highlights (Unaudited)
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Total revenue	$338,580	$336,496	$326,978
Adjusted EBITDA(1)(2)	70,026	73,179	86,588
Net loss attributable to Curaleaf Holdings, Inc.	(71,242)	(54,380)	(21,889)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.10)	$(0.07)	$(0.03)

(1) Adjusted EBITDA is a Non-GAAP financial measure without a standardized definition under GAAP, and which may not be comparable to similar measures used by other issuers.
(2) See the section, “Non-GAAP Financial and Performance Measures” below for definitions and more information regarding Curaleaf’s use of Non-GAAP financial measures and Non-GAAP ratios. See the section entitled “Reconciliations of Non-GAAP financial measures” for reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Second Quarter 2023 Operational Highlights
•Completed the acquisition of Deseret Wellness in Utah.
•Continued to strategically expand our retail footprint in Florida by adding two additional stores reaching 60 in the state, and 152 stores nationwide.
•Launched new Curaleaf mobile app.
•Introduced Grassroots brand to Florida.
•Expanded Find, our value flower line, to six additional states including Florida, Nevada, New York, Ohio, Pennsylvania, and Utah; Find is now in twelve markets.
•Introduced Jams, our new edibles line, in Arizona, Florida, and New Jersey.
•Launched Grassroots diamond infused pre-rolls in Arizona, Illinois, Maryland, and Nevada.
•Completed sale of Colorado cultivation assets.

Post Second Quarter 2023 Operational Highlights
•In Connecticut, we opened our third store for adult-use sales, and our fourth location got approved for adult use in August.
•Launched Briq, our revolutionary two-gram vape, into six key markets including Arizona, Florida, Maryland, Maine, Michigan and New York, which set record breaking sales of $2 million in the first month. Briq is expanding four more states in August.
•Successfully launched adult-use sales in Maryland across our four stores and wholesale
•Completed the acquisition of EU GMP processing assets from Clever Leaves in Portugal to further vertically integrate our European supply chain.
•Unveiled the rebrand of our Select cannabis lifestyle brand.
•Entered into an agreement to sell our Oregon assets.

Financial Results for the Second Quarter Ended June 30, 2023
Revenue
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Retail revenue	$277,408	$273,016	$251,058
Wholesale revenue	59,662	62,104	74,690
Management fee income	1,510	1,376	1,230
Total Revenue	$338,580	$336,496	$326,978
Total revenue was a record $338.6 million in the second quarter of 2023, a increase of 1% from $336.5 million in the first quarter of 2023 and an increase of 4% from $327.0 million in the second quarter of 2022. The Company’s year-over-year revenue growth primarily reflects continued organic growth driven by strength in Nevada, Arizona, Connecticut, New Jersey, Arizona, and Massachusetts, and our international segment.

Retail revenue was $277.4 million, compared with $273.0 million in the first quarter of 2023, and up 10% from $251.1 million in the second quarter of 2022. Retail revenue represented 82% of total revenue. Curaleaf’s year-over-year retail revenue growth was supported by product expansion, new store openings, and the further expansion of adult-use cannabis around the country.
Wholesale revenue was $59.7 million, a decrease of 4% from the first quarter of 2023 and represented 18% of total revenue. Wholesale revenue declined 20% year-over-year due to price compression, a proactive reduction of wholesale accounts, and an intentional reduction of low profit raw material sales.
Net Loss
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Total revenues	$338,580	$336,496	$326,978
Gross profit	146,522	160,750	178,997
Income (loss) from operations	(7,082)	16,441	35,095
Total other expense, net	(20,403)	(22,108)	(3,195)
Income tax expense	(41,397)	(40,686)	(49,159)
Net loss	(74,492)	(56,469)	(21,762)
Less: Net (loss) income attributable to non-controlling interest	(3,250)	(2,089)	127
Net loss attributable to Curaleaf Holdings, Inc.	(71,242)	(54,380)	(21,889)
Net loss attributable to Curaleaf Holdings, Inc. was $71.2 million, compared with a net loss of $54.4 million in the first quarter of 2023 and $21.9 million in the second quarter of 2022. The year-over-year degradation in net loss was mainly due to reduced gross margin rate stemming from price compression in Florida and New York, intentional actions to reduce inventory, and an 80 basis point reclassified expense into cost of goods sold.

Financial Results for the Six Months Ended June 30, 2023
Revenue
($ thousands)

	Six months ended
	June 30, 2023	June 30, 2022
Retail revenue	$550,424	$476,197
Wholesale revenue	121,766	144,351
Management fee income	2,886	2,483
Total Revenue	$675,076	$623,031
Total revenue for the six months ended 2023 was a record $675 million, an increase of 8% from $623 million for the six months ended 2022.
Retail revenue was $550 million for the six months ended 2023, an increase of 16% from $476 million for the six months ended 2022. The increase in retail revenue was primarily driven by the expansion of product lines into new markets and new store openings.
Wholesale revenue was $122 million, a decrease of 16% from $144 million for the six months ended 2022. The decline in wholesale revenue was primarily due to price compression, a reduction of wholesale accounts, and an intentional reduction of sales to accounts with increased credit risk.
Net Income / (Loss)
($ thousands)

	Six months ended
	June 30, 2023	June 30, 2022
Total revenues	$675,076	$623,031
Gross profit	307,272	340,307
Income (loss) from operations	9,359	61,421
Total other expense, net	(42,511)	(22,065)
Income tax expense	(82,083)	(90,608)
Net loss	(130,961)	(60,026)
Less: Net (loss) income attributable to non-controlling interest	(5,339)	(1,648)
Net loss attributable to Curaleaf Holdings, Inc.	(125,622)	(58,378)
Net loss, attributable to Curaleaf Holdings, Inc., for the six months end 2023 was $126 million, compared with a net loss of $58 million for the six months ended Q2 2022. The $67 million degradation in net loss year-over-year was primarily due to the degradation in gross margin and increase in total other expenses.
Balance Sheet and Cash Flow
As of June 30, 2023, the Company had $85.0 million of cash and $574.1 million of outstanding debt net of unamortized debt discounts.
As of the end of the second quarter, Curaleaf has invested $34.9 million, net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets.
Shares Outstanding
For the second quarter of 2023 and 2022, the Company’s weighted average subordinate voting shares plus multiple voting shares outstanding amounted to 719,269,057 and 709,965,526 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday, August 9, 2023 at 5:00 P.M. ET to discuss Q2 2023 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300, or from Canada 1-416-639-5883. The conference ID # is 2931212.
A replay of the conference call can be accessed at 1-877-344-7529, or internationally 1-412-317-0088, or from Canada 1-855-669-9658 using the replay ID # 1724947.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on August 9, 2023, and will end at 11:59 P.M. ET on August 16, 2023.
Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.”, “adjusted net loss per share”, “adjusted EBITDA”, and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.” is defined by Curaleaf as net loss, adjusted to remove the impact of discontinued operations and less other add-backs. “Adjusted net loss per share” is defined by Curaleaf as adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. divided by the weighted average shares outstanding during the applicable period. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free Cash Flow From Operations” is defined by Curaleaf as cash from operating activities from continuing operations less the purchases of property and equipment, or capital expenditures. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Gross profit from continuing operations	$146,522	$160,750	$178,997
Other add-backs (1)	3,352	1,436	711
Adjusted gross profit from continuing operations (2)	149,874	162,186	179,708
Adjusted gross profit margin from continuing operations (2)	44.3%	48.2%	55.0%

(1) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross Profit, the most comparable GAAP measure, to Adjusted Gross Profit, a non-GAAP measure

Gross profit from continuing operations was $146.5 million in the second quarter of 2023, compared with $160.8 million in the first quarter of 2023. Adjusted gross profit from continuing operations net of add-backs for the second quarter was $149.9 million compared with $162.2 million in the first quarter of 2023. Adjusted gross margin for the second quarter of 2023 was 44.3%, a decrease of 390 basis points compared with the first quarter of 2023. The decrease in gross margin was largely due to price compression in certain markets, intentional efforts to reduce inventory and idle capacity, and 80 basis points of reclassified expense into cost of goods sold.
Adjusted Net Loss from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Net loss from continuing operations	$(68,882)	$(46,353)	$(17,259)
Other add-backs (1)	17,993	9,448	5,524
Adjusted net loss from continuing operations (2)	(50,889)	(36,905)	(11,735)
Adjusted net loss per share from continuing operations (2)	$(0.07)	$(0.05)	$(0.02)

(1) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss attributable to Curaleaf Holdings, Inc., the most comparable GAAP measure.

	Six months ended June 30,
	2023	2022
Net loss from continuing operations	$(115,235)	$(51,252)
Other add-backs (1)	27,441	11,686
Adjusted net loss from continuing operations (2)	(87,794)	(39,566)
Adjusted net loss per share from continuing operations (2)	$(0.12)	$(0.06)

(1) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss attributable to Curaleaf Holdings, Inc., the most comparable GAAP measure.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three months ended
	June 30, 2023	March 31, 2023	June 30, 2022
Net loss	$(74,492)	$(56,469)	$(21,762)
Net loss from discontinued operations, net of tax	(5,610)	(10,116)	(4,503)
Net loss from continuing operations	(68,882)	(46,353)	(17,259)
Interest expense, net	25,649	22,759	21,654
Income tax expense	41,397	40,686	49,159
Depreciation and amortization (1)	52,868	45,581	37,711
Share-based compensation	6,247	1,709	8,258
Other (income) expense, net	(5,246)	(651)	(18,459)
Other add-backs (2)	17,993	9,448	5,524
Adjusted EBITDA (3)	$70,026	$73,179	$86,588
Adjusted EBITDA Margin (3)	20.7%	21.7%	26.5%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees. Other add-backs in Q1 2023 primarily include costs related to legal fees and professional fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss, the most comparable GAAP measure.

	Six months ended June 30,
	2023	2022
Net loss	$(130,961)	$(60,026)
Net loss from discontinued operations, net of tax	(15,726)	(8,774)
Net loss from continuing operations	(115,235)	(51,252)
Interest expense, net	48,408	41,896
Income tax expense	82,083	90,608
Depreciation and amortization (1)	98,449	73,679
Share-based compensation	7,956	15,930
Other (income) expense, net	(5,897)	(19,831)
Other add-backs (2)	27,441	11,686
Adjusted EBITDA (3)	$143,205	$162,716
Adjusted EBITDA Margin (3)	21.2%	26.1%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees. Other add-backs in Q1 2023 primarily include costs related to legal fees and professional fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $70.0 million for the second quarter of 2023, a decrease of 4% from $73.2 million in the first quarter of 2023 and an decrease of 19% from $86.6 million in the second quarter of 2022. Adjusted EBITDA margin was 20.7%, a decrease of 100 basis points from 21.7% in the prior quarter and an decrease of 580 basis points from 26.5% in the second quarter of 2022. The sequential decrease in Adjusted EBITDA primarily reflects gross margin contraction, partially offset by expense leverage. Additionally, our international segment had a 150 basis point drag on Adjusted EBITDA margins, as an investment into future growth catalysts, like Germany.

Free Cash Flow (Unaudited)
($ thousands)

Three months ended June 30, 2023
Cash flow provided by operating activities from continuing operations	$16,066
Less: Capital expenditures	8,508
Free cash flow from continuing operations(1)	$7,558

(1) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Cash from provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets
($ thousands)

	As of
	June 30, 2023	December 31, 2022
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$85,017	$163,177
Accounts receivable, net	46,673	44,722
Inventories, net	244,719	240,996
Assets held for sale	47,739	166,205
Prepaid expenses and other current assets	34,991	28,974
Current portion of notes receivable	4,286	—
Total current assets	463,425	644,074
Deferred tax asset	1,291	1,564
Property, plant and equipment, net	613,722	607,932
Right-of-use assets, finance lease, net	150,428	156,868
Right-of-use assets, operating lease, net	122,461	120,827
Intangible assets, net	1,226,806	1,218,511
Goodwill	676,169	625,129
Investments	2,340	2,797
Other assets	46,790	48,937
Total assets	$3,303,432	$3,426,639

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$69,364	$81,676
Accrued expenses	105,461	105,764
Income tax payable	209,908	162,928
Lease liability, finance lease	8,582	7,853
Lease liability, operating lease	17,110	16,074
Current portion of notes payable	48,470	51,882
Current contingent consideration liability	16,023	18,537
Liabilities held for sale	10,505	35,605
Deferred consideration	24,012	24,446
Financial obligation	5,244	4,740
Other current liabilities	1,196	1,726
Total current liabilities	515,875	511,231
Deferred tax liability	318,210	308,974
Notes payable	525,602	570,788
Lease liability, finance lease	164,507	167,075
Lease liability, operating lease	112,568	111,360
Contingent consideration liability	7,006	10,572
Deferred consideration	40,220	36,854
Financial obligation	211,576	214,139
Other long-term liability	103,691	94,829
Total liabilities	1,999,255	2,025,822

Temporary Equity:
Redeemable non-controlling interest contingency	123,296	121,113

Shareholders’ equity:
Additional paid-in capital	2,185,127	2,163,061
Treasury shares	(5,208)	(5,208)
Accumulated other comprehensive loss	(13,860)	(18,593)
Accumulated deficit	(985,178)	(859,556)
Total shareholders’ equity	1,180,881	1,279,704
Total liabilities and shareholders’ equity	$3,303,432	$3,426,639

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues:
Retail and wholesale revenues	$337,070	$325,748	$672,190	$620,548
Management fee income	1,510	1,230	2,886	2,483
Total revenues	338,580	326,978	675,076	623,031
Cost of goods sold	192,058	147,981	367,804	282,724
Gross profit	146,522	178,997	307,272	340,307
Operating expenses:
Selling, general and administrative	110,124	107,779	222,298	208,361
Share-based compensation	6,247	8,258	7,956	15,930
Depreciation and amortization	37,233	27,865	67,659	54,595
Total operating expenses	153,604	143,902	297,913	278,886
(Loss) income from operations	(7,082)	35,095	9,359	61,421
Other income (expense):
Interest income	1	10	23	69
Interest expense	(14,980)	(14,163)	(27,083)	(27,170)
Interest expense related to lease liabilities and financial obligations	(10,670)	(7,501)	(21,348)	(14,795)
Other income, net	5,246	18,459	5,897	19,831
Total other expense, net	(20,403)	(3,195)	(42,511)	(22,065)
(Loss) income before provision for income taxes	(27,485)	31,900	(33,152)	39,356
Income tax expense	(41,397)	(49,159)	(82,083)	(90,608)
Net loss from continuing operations	(68,882)	(17,259)	(115,235)	(51,252)
Net loss from discontinued operations	(5,610)	(4,503)	(15,726)	(8,774)
Net loss	(74,492)	(21,762)	(130,961)	(60,026)
Less: Net (loss) income attributable to non-controlling interest	(3,250)	127	(5,339)	(1,648)
Net loss attributable to Curaleaf Holdings, Inc.	$(71,242)	$(21,889)	$(125,622)	$(58,378)

Per share - basic and diluted:
Net loss from continuing operations	$(0.09)	$(0.02)	$(0.15)	$(0.07)
Net loss from discontinued operations	(0.01)	(0.01)	(0.02)	(0.01)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.10)	$(0.03)	$(0.17)	$(0.08)
Weighted average common shares outstanding – basic and diluted	719,269,057	709,965,526	719,023,326	709,434,324

Restated Prior Year Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended
	September 30, 2022	December 30, 2022
Revenues:
Retail and wholesale revenues	$330,527	$343,761
Management fee income	1,173	1,186
Total revenues	331,700	344,947
Cost of goods sold	162,230	228,592
Gross profit	169,470	116,355
Operating expenses:
Selling, general and administrative	104,805	115,447
Share-based compensation	5,195	6,892
Depreciation and amortization	28,173	31,363
Total operating expenses	138,173	153,702
(Loss) income from operations	31,297	(37,347)
Other income (expense):
Interest income	32	35
Interest expense	(14,456)	(17,284)
Interest expense related to lease liabilities and financial obligations	(10,435)	(8,465)
Loss on impairment	—	(96,179)
Other income, net	1,066	12,268
Total other expense, net	(23,793)	(109,625)
(Loss) income before provision for income taxes	7,504	(146,972)
Income tax expense	(50,238)	(38,562)
Net loss from continuing operations	(42,734)	(185,534)
Net loss from discontinued operations	(11,422)	(77,215)
Net loss	(54,156)	(262,749)
Less: Net (loss) income attributable to non-controlling interest	(2,767)	(2,418)
Net loss attributable to Curaleaf Holdings, Inc.	$(51,389)	$(260,331)

Per share - basic and diluted:
Net loss from continuing operations	$(0.05)	$(0.25)
Net loss from discontinued operations	(0.02)	(0.11)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.36)
Weighted average common shares outstanding – basic and diluted	709,638,533	715,796,271

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
($ thousands, except for share and per share amounts)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net cash provided by operating activities from continuing operations	$36,944	$2,930
Net cash used in operating activities from discontinued operations	(9,312)	(12,607)
Net cash provided by (used in) operating activities	27,632	(9,677)

Cash flows from investing activities:
Net cash used in investing activities from continuing operations	(39,875)	(132,658)
Net cash provided by investing activities from discontinued operations	1,333	2,729
Net cash used in investing activities	(38,542)	(129,929)

Cash flows from financing activities:
Net cash (used in) provided by financing activities from continuing operations	(67,235)	31,373
Net cash used in financing activities from discontinued operations	(127)	(226)
Net cash (used in) provided by financing activities	(67,362)	31,147

Net decrease in cash	(78,272)	(108,459)
Cash and cash equivalents, beginning of period	163,177	299,329
Effect of exchange rate on cash	112	(3,754)
Cash and cash equivalents, end of period	$85,017	$187,116

Restated Prior Year Adjusted EBITDA

	Three months ended
	September 30, 2022	December 31, 2022
Net loss	$(54,156)	$(262,749)
Net loss from discontinued operations, net of tax	(11,423)	(77,214)
Net loss from continuing operations	(42,733)	(185,535)
Interest expense, net	24,891	25,750
Income tax expense	50,238	38,562
Depreciation and amortization (1)	40,259	45,771
Share-based compensation	5,194	6,892
Other (income) expense, net	(1,065)	83,911
Other add-backs (2)	9,855	61,551
Adjusted EBITDA (3)	$86,639	$76,902
Adjusted EBITDA Margin (3)	26.1%	22.3%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees. Other add-backs in Q1 2023 primarily include costs related to legal fees and professional fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries and employs more than 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

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Curaleaf IR Twitter Account:    https://twitter.com/Curaleaf_IR
Investor Relations Website:    https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including expectations regarding benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such restatement, including the reaction to any such restatement by Curaleaf's shareholders: ’the risks of litigation and of governmental investigations or proceedings arising out of or related to any accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement; ’risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration; loss of foreign private issuer status in the U.S.; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares on the Canadian Securities Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares;

enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.